EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,

	2004		2003		2004		2003

Income before discontinued operations, net of minority interests	$6,670		$9,603		$30,258		$28,213
Add:
Portion of rents representative of the interest factor	159		165		470		493
Minority interests	(42)		(145)		(864)		(702)
Interest on indebtedness from continuing operations	29,990		27,844		88,218		89,016

Earnings	$36,777		$37,467		$118,082		$117,020

Fixed charges and preferred stock dividend:
Interest on indebtedness from continuing operations	$29,990		$27,844		$88,218		$89,016
Capitalized interest	200		1,015		651		1,321
Portion of rents representative of the interest factor	159		165		470		493

Fixed charges	30,349		29,024		89,339		90,830

Add:
Preferred stock dividend	5,094		7,102		15,271		20,580
Accretion of preferred stock	1,562		12,100		4,687		18,350

Preferred stock dividend	6,656		19,202		19,958		38,930

Combined fixed charges and preferred stock dividend	$37,005		$48,226		$109,297		$129,760

Ratio of earnings to fixed charges	1.21	x	1.29	x	1.32	x	1.29	x
Ratio of earnings to combined fixed charges and preferred stock dividend	—		—		1.08	x	—

      For the three and nine months ended September 30, 2003, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $10.8 million and $12.7 million, respectively.

      For the three months ended September 30, 2004, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $0.2 million.